Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data gives effect to the acquisition of six Savannah Suites hotels which occurred on August 18, 2006.

The pro forma financial statement of operations for the three and nine months ended September 30, 2006 gives effect to the transactions as if they had occurred as of January 1, 2006.

The unaudited pro forma consolidated financial data is presented for comparative purposes only and is not necessarily indicative of what would have been our actual consolidated financial position or results on the date and for the periods presented and does not purport to represent our future consolidated financial position or results of operations. The unaudited pro forma consolidated financial data should be read in conjunction with, and is qualified in its entirety by our historical consolidated financial statements and notes incorporated by reference herein and the historical consolidated financial statements and notes of the acquired hotels included in this filing.

Supertel Hospitality, Inc. and Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

(In thousands, except per share data)

September 30, 2006

	Three Months Ended				Nine Months Ended
	Historical Supertel	Acquisition Pro Forma Adjustments		Supertel After Acquisition Pro Forma Consolidated	Historical Supertel	Acquisition Pro Forma Adjustments		Supertel After Acquisition Pro Forma Consolidated
REVENUES
Room rentals and other hotel services	$22,441	$868	[a]	$23,309	$58,249	$4,406	[a]	$62,655
Other	47	—		47	108	—		108

	22,488	868		23,356	58,357	4,406		62,763

EXPENSES
Hotel and property operations	14,777	616	[a]	15,393	39,943	2,535	[a]	42,478
Depreciation and amortization	2,195	103	[b]	2,298	6,329	483	[b]	6,812
General and administrative	705	—		705	2,092	—		2,092

	17,677	719		18,396	48,364	3,018		51,382

EARNINGS FROM CONTINUING OPERATIONS BEFORE NET GAIN (LOSS) ON DISPOSITIONS OF ASSETS, MINORITY INTEREST AND INTEREST EXPENSE	4,811	149		4,960	9,993	1,388		11,381

Net loss on dispositions of assets	(1)	(1)		(2)	(6)	(4)		(10)
Interest expense	(2,181)	(278	) [c]	(2,459)	(5,804)	(1,421	) [c]	(7,225)
Minority interest	(122)	—		(122)	(272)	—		(272)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,507	(130)		2,377	3,911	(37)		3,874

Income tax expense	(268)	—		(268)	(261)	—		(261)

NET INCOME	2,239	(130)		2,109	3,650	(37)		3,613

Preferred stock dividend	(304)	—		(304)	(912)	—		(912)

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$1,935	$(130)		$1,805	$2,738	$(37)		$2,701

Weighted average shares outstanding - basic	12,073			12,073	12,067			12,067
Weighted average shares outstanding - dilutive	14,762			14,762	12,072			12,072

NET INCOME PER COMMON SHARE - BASIC AND DILUTED
EPS Basic	$0.16			$0.15	$0.23			$0.22
EPS Diluted	$0.15			$0.14	$0.23			$0.22

See accompanying notes to Pro Forma Consolidated Statements of Operations

Supertel Hospitality, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the Nine Months Ended September 30, 2006

(Unaudited)

(dollar amounts are in thousands, except per share amounts)

The following notes provide information regarding the assumptions used for the pro forma adjustments for the acquisitions of the six Savannah Suites hotels on August 18, 2006.

(a)	To reflect the operations of the six hotels using unaudited financial statements obtained from the seller for the three months and nine months ended September 30, 2006 and adjusting those numbers for specific verifiable and continuing changes in operating expenses.

	For the 3 months ended September 30, 2006				For the 9 months ended September 30, 2006
	Historical	Adjustments		Pro Forma Adjustments	Historical	Adjustments		Pro Forma Adjustments
Room rentals and other hotel services	$868			$868	$4,406			$4,406

Hotel and property operations:	$641				$2,637

		(17	) (i)			(89	) (i)
		(8	) (ii)	$616		(13	) (ii)	$2,535

(i)	To reflect the reduction of the cost of the management fee to 4.8%.
(ii)	The Company obtained insurance coverage for the hotels which cost less than that previously charged to the hotels by the seller.

(b)	To reflect pro forma depreciation and amortization based on the depreciable basis of the Company’s acquisition cost assuming asset lives of 39 years for buildings, and five years for furniture, fixtures and equipment.

(c)	To reflect interest expense including amortization of deferring financing costs related to:

The acquisition of the six Savannah Suites hotels with a mortgage notes payable of $17.85 million at a variable rate of 7.1% adjustable monthly, $3.75 million (which includes approximately $294,000 of acquisition cost and approximately $79,000 of deferred financing) of borrowings from the Company’s revolving credit facility at 8.25% and $6.42 million of borrowings from a six month bridge loan at 10.4% to be refinanced thereafter by $6.42 million of borrowings from the Company’s revolving credit facility at 8.25%.